

August 21, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Gabriel de la Concha Guerrero
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City, Mexico

> **Re: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-11080**

Dear Mr. de la Concha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 6. Directors, Senior Management, and Employees, page 100</u>
<u>B. Compensation, page 105</u>

1. Please supplementally discuss whether the Ps.236 million paid to directors and executive officers in 2014 includes the Ps.76.1 share-based payment disclosed on page F-136 and the undisclosed payment under the executive management performance bonus plan that you refer to on page 106. If these payments were not included in the Ps.236 million, please include them in your compensation total in future filings.

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

2.   You disclose in footnotes to 7a and 7b that there was a reclassification of certain accounts receivable from current to non-current due to new circumstances during 2014. Please tell us and revise future filings to disclose what these circumstances were and the associated amounts of receivables reclassified.

3.   We refer to your tables of accounts past due, but not impaired. Please explain to us how you determine the average age (days) of accounts past due. In this regard, we noted that the average age of accounts past due at December 31, 2014 is less than at December 31, 2013 despite there being four customer/project balances that are at least 720 days past due. Additionally, please explain to us how you determined that the projects that are 720 days past due are not impaired at December 31, 2014.

4.   Given the court award, subsequent to year end, with respect to the Line 12 project, please:

- Tell us when you anticipate billing the Government of the Federal District for the claims that were in dispute; and

- Tell us how you intend on accounting for the difference in your financial statements between the court award of Ps.2.247 million and the unbilled receivable balance of Ps.3.745 million recorded at December 31, 2014.

Note 29. Contingencies, page F-111
ICAMEX – TERMOTECNICA, page F-116

5.   We understand from your disclosure that no provision has been made in your financial statements for both ICAMEX-TERMOTECNICA matters, of which claims total US$38 million, because "neither of the two processes has offered any legal indication of a possible contingency." Please clarify to us what is meant by this statement in light of your disclosures that the General Controllership of the Republic of Colombia "has applied a tax liability of approximately US$19.5 million to the Consortium due to its alleged gross negligence" and claims have been filed in court by CORPONOR for reparations to the ecosystem totaling US$18.5 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction

cc: Jorge Juantorena, Esq.
     Cleary Gottlieb Steen & Hamilton LLP

     Christina Chinloy, Esq.
     Cleary Gottlieb Steen & Hamilton LLP